Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No 3 to the Registration Statement of Magnolia Bancorp, Inc. on Form S-1/A to be filed on or about November 4, 2024 of our report dated June 20, 2024, on our audits of the financial statements as of December 31, 2023 and 2022 and for each of the years then ended. Our report includes an explanatory paragraph that refers to a change in the method of accounting for credit losses due to the adoption of ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Metairie, Louisiana

November 4, 2024